Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

January 5, 2023

Eric McPhee U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	A SPAC I Acquisition Corp. Form 10-K for the year ended December 31, 2021 Form 10-Q for the quarter ended September 30, 2022 File No. 001-41285

Dear Mr. McPhee:

On behalf of our client, A SPAC I Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 20, 2022 (the “Staff’s Letter”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Eric McPhee January 5, 2023 Page 2

Form 10-K for the year ended December 31, 2021

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: In response to the Staff’s comment, the Company proposes to include the following risk factor in the “Risk Factors” section in future filings that the Company makes:

If we were considered to be a “foreign person,” we might not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations or review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”).

Our Sponsor is controlled by or has substantial ties with non-U.S. persons domiciled outside the U.S. Acquisitions and investments by non-U.S. persons in certain U.S. businesses may be subject to rules or regulations that limit foreign ownership. CFIUS is an interagency committee authorized to review certain transactions involving investments by foreign persons in U.S. businesses that have a nexus to critical technologies, critical infrastructure and/or sensitive personal data in order to determine the effect of such transactions on the national security of the U.S. Were we considered to be a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions, CFIUS review and/or mandatory filings.

If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may not be able to consummate an initial business combination with such business. In addition, if our potential business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. The potential limitations and risks may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time-period may require us to liquidate. If we liquidate, our public shareholders may only receive their pro rata share of amounts held in the Trust Account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Eric McPhee January 5, 2023 Page 3

Notes to Financial Statements

Note 7- Shareholders’ Equity, page F-15

2. We note you have classified the 2,875,000 private placements warrants as equity. Your disclosure within your S-1 also indicated that “If the private placement warrants are held by someone other than our sponsor or its permitted transferees, the placement warrants will be redeemable by us and exercisable by such holders on the same basis as the warrants included in the units being sold in this offering.” Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the private placement warrants as equity. As part of your analysis, please specifically address the cashless exercise provisions of the warrant agreement and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. If so, tell us how you concluded that such a provision would not preclude the private placement warrants from being indexed to the entity’s stock based on the guidance in ASC 815-40.

Response: The disclosure cited by the Staff was inadvertently not deleted by the Company when the terms of the offering were revised. The Warrant Agreement, and the remainder of the disclosure in the S-1, indicates that the private placement warrants “will not be redeemable by the Company” regardless of the holder. Please see below for the analysis on accounting treatment for the private placement warrants as equity.

1)	To determine whether the instrument is indexed to a reporting entity’s own stock, ASC 815-40-15-7 suggests a two-step approach:

a. Evaluate the instrument’s contingent exercise provisions, if any.

b. Evaluate the instrument’s settlement provisions.

First-step:

The Company’s Warrant Agreement does not contain any contingent exercise provision.

Second-step:

In accordance with ASC 815-40-15-7C, as the “fixed for fixed” rule, provides guidance on how to evaluate an instrument’s settlement provisions to determine whether the instrument is indexed to the reporting entity’s own stock. The Company reviewed ASC 815-40-15-7D to 7H and analyzed its impact on the Company’s “Adjustments” clause of Section 4 and “Redemption” clause of section 6.1 in the Warrant Agreement:

Under Section 4-Adjustments in the Warrant Agreement, the adjustment to exercise price and number of securities include the following situations:

a. Stock dividends; Split

b. Aggregation of shares (in situation of share consolidation, combination etc.)

c. Extraordinary dividends

d. Replacement of security upon reorganization (spin off, amalgamation)

e. Business combination

f. Changes in form of warrants

Eric McPhee January 5, 2023 Page 4

Under Section 6-Redemption in the Warrant Agreement, the redemption of warrants can be redeemed at the option of the Company if the Company’s share price will be at least $16.50 (subject to adjustment for stock split, dividends, reverse splits, etc.) and there is an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period.

Management believes the adjustments in all of Section 4 and Section 6 of redemption rights are limited to the effect that the dilutive event has on the shares underlying the instrument, the only variable that could affect the settlement amount would be inputs to the fair value of a fixed for fixed forward or option on equity shares, therefore, the warrant instrument shall still be considered indexed to an entity’s own stock (ASC 815-40-15-7D) and (ASC 815-40 -55-43) because these events are within the control of the Company and result solely from Company action.

In addition, the Company believes Section 6 of Redemption is generally deemed to be a non-substantive settlement feature as the warrant is only redeemable in situations when it has significant intrinsic value. As a result, holders of the warrants would be expected to exercise their warrants as opposed to receiving a payment of $0.01 per warrant from the Company.

2)	To determine whether the instrument meets the requirement for equity classification.

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. In addition, for a share-settled contract to be classified as equity, each of the additional conditions in ASC 815-40-25-10 must be met to ensure that the issuer has the ability to settle the contract in shares.

The Company believes that warrants meet the requirements in ASC 815-40-25-1 and 25-2 and 25-10, as settlement in shares because the cash settlement in Section 6.3 is at the choice of the Company and not at the choice of the warrant holders should any reorganization event occurred and there was only net share settlement.

3)	In addition, the Company reviewed the guidance announced by SEC on April 12, 2021 – staff statement on accounting and reporting considerations for warrants issued by special purpose acquisition companies (the “Guidance”). The following assessment was made based on the issues raised on the Guidance.

-	Accounting consideration – Indexation

The private placement warrants do not include the provision for any potential changes to the settlement amounts dependent upon the characteristics of the holders, because these warrants have fixed conversion price and does not have variable consideration as the variable conversion consideration under Section 4..4 are based on the Company’s own stock price that fell under ASC 815-40-15-7E-a on which such warrants are considered to be fixed-for-fixed option even with such variable.

-	Accounting consideration – Tender offer provisions

The tender offer provision (no net cash settlement at the option of the holders) under Section 6 of Warrant Agreement. In addition, the Company has rights for redemption, but that is considered at the control of the entity under Section 6.1 of the Warrant Agreement. Except for the redemption rights in according with Section 6 and such rights is considered to be non-substantive settlement feature, the Company is not required to make any cash payment to the registered holder of any Warrant in connection with the ownership, exercise, or surrender of any Warrant.

Eric McPhee January 5, 2023 Page 5

Form 10-Q for the quarter ended September 30, 2022

Notes to Condensed Financial Statements

Note 2-Summary of Significant Accounting Policies

Class A Ordinary Shares Subject to Possible Redemption, page 8

3. We note your disclosure that you have changed your accounting method for Class A ordinary shares subject to possible redemption to accrete the changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument as of March 2022, and that you comply with ASC 250 which requires that an entity may voluntarily change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable and meets criteria such as authoritative support, rationality and industry practice. Please revise your disclosure in future filings to provide the disclosures required by ASC 250-10-50-1 through 250-10-50-3 and provide us with your proposed disclosure.

Response: In response to the Staff’s comment, the Company proposes to include the following disclosure in future filings:

In March 2022, the Company revisited its application of ASC 480-10-S99 on the Company’s financial statements and determined that a change in accounting method for redeemable shares is necessary. Subsequently in March 2022, the Company changed its accounting method to accrete the changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument. The Company complies with accounting and disclosure requirements of ASC 250 “Accounting Changes and Error Corrections” which requires that an entity may voluntarily change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable and meets criteria such as authoritative support, rationality and industry practice. The Company believes that the change in accounting principle is preferable as it meets all three criteria. First, the accretion method is one of the two accounting methods supported by ASC 480-10-S99. Second, justification for the change is rational in terms of presenting financial position and results of operations. When evaluating a change in accounting methods, the Company considered several factors such as: 1) conformity with broad concept of accounting (i.e., more accurate reflection of permanent and temporary equity) and 2) suitability in light of business circumstances, plans and policies (i.e., compliance with Nasdaq listing requirements and the Company’s amended and restated memorandum and articles of association). Finally, the accretion method is adopted by other similarly situated SPACs (i.e., smaller sized SPACs listed in Nasdaq Capital Market).

ASC 250-10-50-1 through 250-10-50-3 require that a change in accounting principle made in an interim period be reported by retrospective application, both to the prior years, as well as to the interim periods within the fiscal year that the accounting change was adopted. The Company does not qualify for the restatement of financial statements since it initially elected an allowable accounting method (full redemption) for the accounting of redeemable shares in the Form-8K Audited Balance Sheet as of February 17, 2022 which was filed on March 4, 2022; as such, there is no error to be restated on. On April 5, 2022, the Company filed Form-8K Proforma Balance Sheet as of February 17, 2022 reflecting the change in accounting method. In addition, the change of accounting principle does not have any impact on the previously issued financial statements.

Eric McPhee January 5, 2023 Page 6

The Company has adopted the accretion method starting its first quarter ending March 31, 2022 and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination. The change to the accretion method does not have any impact on the Company’s Statements of Operations or Cash Flows.

Such paragraphs replace the paragraph that currently reads as follows:

Subsequently in March 2022, the Company changed its accounting method to accrete the changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument. The Company complies with accounting and disclosure requirements of ASC 250 “Accounting Changes and Error Corrections” which requires that an entity may voluntarily change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable and meets criteria such as authoritative support, rationality and industry practice. The Company has adopted the accretion method starting its first quarter ending March 31, 2022 and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner